
September 15, 2022

Kelly Deck
Chief Financial Officer
Inhibrx, Inc.
11025 N. Torrey Pines Rd.
Suite 200
La Jolla, CA 92037

   Re: Inhibrx, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2021
     Filed February 28, 2022
     Form 10-Q for the Fiscal Quarter Ended June 30, 2022
     Filed August 8, 2022
     File No. 001-39452

Dear Ms. Deck:

  We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended June 30, 2022

Item 6. Exhibits , page 43

1. Please revise your future filings to include the opening language of paragraph 4 related to your internal control over financial reporting in accordance with Item 601 of Regulation S-K for exhibits 31.1 and 31.2. Provide us with your proposed revisions in your response.

Form 10-K for the Fiscal Year Ended December 31, 2021

Cover Page

2. We note that your cover page reflects your filing status to be a large accelerated filer and a

smaller reporting company. This was also noted on the cover of your Form 10-Q for the period ended June 30, 2022. As your public float as of June 30, 2021 is greater than $700 million, as reported on the front cover of your Form 10-K, it appears you are not eligible to use the requirements for smaller reporting companies under the revenue test to meet the condition to be considered a smaller reporting company. Please address the following points regarding your filer status:

- Tell us how your reported filer status is consistent with Release No. 34-88365: Accelerated Filer and Large Accelerated Filer Definitions; Final Rule.

- Revise the cover page of your document in future filings to report your filer status consistent with the above guidance, and provide us with a summary of such proposed disclosure.

- Tell us how the change in filer status impacts the adoption of recent accounting pronouncements, specifically ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Statements (Topic 362) as disclosed on page 131.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sasha Parikh at 202-551-3627 or Tracie Mariner at 202-551-3744 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences